William T. Whelan | 617 348 1869 | wtwhelan@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

November 22, 2010

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	BG Medicine, Inc.
Registration Statement on Form S-1
Registration No. 333-164574

Ladies and Gentlemen:

On behalf of BG Medicine, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (the “Amendment”) to the Company’s Registration Statement on Form S-1, initially filed with the Commission on January 29, 2010, and as amended by Amendment No. 1 filed on February 12, 2010, Amendment No. 2 filed on March 12, 2010, Amendment No. 3 filed on August 31, 2010 and Amendment No. 4 on November 8, 2010 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by letter (the “Comment Letter”) dated November 18, 2010 from John Reynolds, Assistant Director, to Pieter Muntendam, M.D., the Company’s President and Chief Executive Officer. The responses are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment. Page numbers referred to in the responses below reference the applicable pages of the Amendment.

We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to Mr. Reynolds as well as to each of Damon Colbert, James Lopez, Steve Lo and David Walz of the Staff.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

November 22, 2010

General

1.	Comment: We understand that you have submitted an amended confidential treatment request application for portions of certain of the exhibits to your registration statement. You will receive any comments we issue regarding your application under separate cover.

Response: The Company acknowledges the Staff’s comment.

Use of Proceeds, page 29

2.	Comment: We note that your “management will retain broad discretion over the allocation of the net proceeds from this offering.” We also note “current product discovery,” “commercialization activities,” “unforeseen cash needs” and other references. Please revise to more specifically discuss the contingencies underlying the broad discretion, and indicate the resulting alternative uses of proceeds. See Instruction 7 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Registration Statement to more specifically discuss the contingencies underlying management’s discretion over the allocation of the net proceeds of the offering and the potential alternative uses of such proceeds.

Exhibit 23

3.	Comment: Please file an updated consent from your independent registered accounting firm upon amending your Form S-1.

Response: The Company advises the Staff that it plans to file an updated consent from Deloitte & Touche LLP, the Company’s independent registered accounting firm, after the Company effects the 1-for-1.6667 reverse stock split referred to on page 6 of the Registration Statement and with the amendment to the Registration Statement that includes the number of shares to be offered and the price range for the offering.

*        *        *         *        *

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

November 22, 2010

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me or Scott A. Samuels of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ William T. Whelan

William T. Whelan

cc:	Securities and Exchange Commission

Damon Colbert
Steve Lo
James Lopez
John Reynolds
David Walz

BG Medicine, Inc.

Pieter Muntendam, M.D.
Michael Rogers

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Scott Samuels
Linda Rockett
Garrett Winslow

Dewey & LeBoeuf LLP

Donald Murray
Angela Lin

Deloitte & Touche LLP

Joseph Apke